KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
March 1, 2007
John Cash,
Accounting Branch Chief,
Division of Corporation Finance,
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	KB Home Form 10-K for the year ended November 30, 2005 Form 10-Q for the period ended May 31, 2006 Form 8-K filed November 13, 2006 File No. 1-9195
Dear Mr. Cash:
This letter responds to certain comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letters dated November 21, 2006 and January 25, 2007 regarding the reports listed above filed by KB Home (the “Company”).
Below we have reprinted these comments in bold, followed by the Company’s responses.
Form 10-Q for the period ended May 31, 2006
Consolidated Balance Sheets, page 4
1.	We note that your inventory levels have increased in recent years, including during fiscal year 2006, and that your home sales have slowed in recent months along with the rest of the homebuilding industry. We further note that your debt balances have increased along with your inventory. To help us better understand how the recent changes to the housing market affect your company, please respond to the following comments:
We read on page 29 under “Outlook” that several of your markets have experienced higher cancellation rates in fiscal year 2006. It appears from your press release dated September 21, 2006 that this trend continued in your third quarter. Please tell us more about your recent experience with cancellations, such as whether these higher cancellation rates have continued and whether you have seen more customers cancel their contracts after receiving mortgage approval.

Response
The Company has disclosed information concerning its cancellation rates for the third and fourth quarters of 2006 on page 10 of its Annual Report on Form 10-K for the year ended November 30, 2006 (the “2006 Form 10-K”). Furthermore, the Company’s cancellation experience and expected future cancellation trends are disclosed on page 25 of the 2006 Form 10-K. In addition, the Company’s cancellation experience for the first two months of 2007 is disclosed on page 40 of the 2006 Form 10-K. Homebuyer cancellations may occur anytime in the home buying process from the time the contract is entered into to when the home is closed. Therefore, the Company does not distinguish or track whether cancellations occur before or after mortgage approval.
We read on page 32 of your November 30, 2005 Form 10-K that your inventories typically do not consist of completed projects. Please tell us whether the increase in cancellations and the slowing housing market have led to an increase in spec homes or other completed projects contained in your inventory.
Response
The Company has not had any material increase in standing inventory as a result of recent increased cancellations. As disclosed on page 9 of the 2006 Form 10-K, cancellations of home purchase contracts may cause the Company to have standing inventory of completed or partially completed units. Because the Company’s operational business model is based on a build-to-order process, whereby the Company does not typically construct homes until a contract is signed by a homebuyer, it does not typically have completed projects in inventory. Furthermore, when cancellations occur, the Company endeavors to resell the homes as soon as possible to avoid having completed homes in inventory.
We read on page 11 of your November 30, 2005 Form 10-K that your supply of land as of that date was expected to be sufficient for your needs “over the next several years.” Given the slowing housing market, please tell us if you have revised your estimate of how much land is needed for a year of homebuilding, and if so, please tell us how many years worth of inventory you believe that you have as of your most recent quarter.
Response
The Company reviews its inventory positions on an ongoing basis. The Company’s estimate of land required for a year of homebuilding varies based on its unit delivery projections. There has been no material change in the Company’s estimate of how much land is needed for a year of homebuilding. The Company has revised its disclosure to be more precise as to the number of lots it owns and controls in terms of years. As stated on page 7 of its 2006 Form 10-K, the Company’s goal is to own or control enough lots to meet its forecasted production goals over the next three to five years. As discussed on page 12 of the 2006 Form 10-K, the Company currently owns or controls enough land to meet its forecasted production goals for the next four years, and believes that it will be able to acquire land on acceptable terms for future communities as needed.
We read in your press release dated September 21, 2006 that you are taking steps to align your inventory levels with current lower demand, such as canceling land purchase options and selling non-strategic land positions. Please quantify for us your write-offs of land options, and tell us if you recorded losses on any of your land sales.
Response
The Company disclosed in its Current Reports on Form 8-K dated December 8, 2006 and January 16, 2007 under Item 2.06 Material Impairments that it would record a pretax non-cash charge for inventory impairments and the abandonment of land option contracts in the fourth quarter of 2006. The fourth quarter charge is also disclosed within Item 1A of the 2006 Form 10-K on page 15.
The Company also disclosed on page 26 of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its 2006 Form 10-K that it recorded a pretax non-cash charge of $431.2 million in 2006 associated with inventory and joint venture impairments, and land option contract write-offs. Of the total pretax non-cash charge, $228.7 million related to the impairment of inventory, $143.9 million related to the abandonment of land option contracts and $58.6 million related to impairment of unconsolidated joint ventures. The inventory impairments and land option contracts write-offs are described in Note 6 on page 60 of the 2006 Form 10-K, while the joint venture impairment is discussed in Note 8 on page 61. As discussed on page 28 of the 2006 Form 10-K, the Company’s land sale losses totaled $90.3 million in 2006, including $63.1 of impairment charges related to land under contract to sell subsequent to year end.
The Company disclosed in Note 6 on page 17 of its Quarterly Report on Form 10-Q for the quarter ended August 31, 2006 that it recorded non-cash charges of $49.3 million for the impairment of inventory and abandonment of land option contracts, and $19.3 million related to the impairment of joint venture investments in the third quarter of 2006.
We note your accounting policy concerning impairment of inventory in your November 30, 2005 Form 10-K in Note 1 and on page 32. Please tell us when you normally test land to be developed and projects under development or in production for impairment. If you have any completed projects in inventory, please provide us with your policy on testing this inventory for impairment. Please increase your disclosure about this accounting policy in your upcoming Form 10-K. Supplementally, please tell us if you have recorded any impairment on inventory during fiscal year 2006.

Response
The Company assesses its inventory, including land to be developed, projects under development and completed projects, if any, for potential impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment of Long-Lived Assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. As discussed in the response above, the Company’s inventory typically does not consist of completed projects. The Company has expanded the disclosure concerning its assessment of inventory for impairment in Note 1 to the consolidated financial statements on page 49 of its 2006 Form 10-K.
The Company has a formal process, which it has documented and tested in accordance with SOX Section 404, whereby it reviews inventory for impairment on at least a quarterly basis. The Company believes its process provides for the timely identification and reporting of inventory impairments.
Please refer to the response above for a discussion of inventory impairments recorded by the Company in 2006.
We note your detail of inventory and your rollforward of capitalized interest in Note 4 to your May 31, 2006 Form 10-Q. It appears that a significant amount of your total inventory is land under development. Given the slowing housing market, please tell us if you have suspended your activities related to preparing any of this land for its intended use, such that you would need to reduce the amount of interest you are capitalizing and increase the amount of interest you are expensing in accordance with SFAS 34. If so, please tell us what impact you expect this to have on your results of operations going forward.
Response
The Company is a merchant builder that acquires and develops land on an ongoing basis in the normal course of business, and does not purchase land to hold. In that regard, the Company has not suspended its land development activities. In the current market environment, the Company is being more selective with regard to land purchases and is focused on generating and preserving cash and reducing debt levels. The Company expects that its lower debt levels will result in a reduction in the amount of interest it incurs. However, because, the Company expects to continue to have a substantial amount of inventory being prepared for its intended use, the Company expects the portion of interest capitalized in accordance with SFAS 34, Capitalization of Interest Cost to increase in 2007.
We note the reference in your press release dated September 21, 2006 to the use of discounts, incentives and price concessions to close sales in certain markets. If you are using any incentives other than a decrease in the sales price of a home, please briefly describe these incentives to us and provide us with an analysis of whether these incentives affect your revenue recognition under SFAS No. 66. To the extent that the use of discounts and incentives is more prevalent in certain markets than others, or that certain markets have seen more of a slow-down than others, please address this in your MD&A analysis as part of providing your investors with a view of the company through the eyes of management.
Response
In light of challenging market conditions, the Company has used discounts, incentives and price concessions to close sales. Discounts and price concessions represent a reduction in the sales price of a home, and as such are reflected as a reduction in revenues in the Company’s consolidated financial statements. Sales incentives typically consist of providing homebuyers with an upgrade, such as higher quality carpet, at no additional cost to them. Such incentives are reflected as an increase in the Company’s cost of sales. The Company does not provide cash incentives, offer financing type incentives or any other incentives that would constitute a reduction in the buyer’s initial or continuing investment, or continuing involvement under SFAS No. 66, Accounting for Sales of Real Estate. Therefore, the sales incentives do not impact the Company’s revenue recognition.
The Company has disclosed its use of price concessions and sales incentives in the MD&A section of its 2006 Form 10-K. The Company’s disclosures concerning its construction segments on pages 31 and 32 state that the increased use of price concessions and sales incentives primarily occurred in the Company’s West Coast and Southwest reporting segments.
Unless otherwise addressed above, please tell us what consideration you have given to addressing these issues in your upcoming Form 10-K given the changes that your industry is currently undergoing. In this regard, depending on the trends and results at your company, it appears that certain increased disclosures might be appropriate in your analysis of backlog, your analysis of material trends and uncertainties in your results and liquidity within MD&A and in your footnotes.
Response
The Company was mindful of the issues raised and has made disclosures in its 2006 Form 10-K to reflect the current challenges in the homebuilding industry. In addition to addressing trends in its M,D & A and footnotes, the Company has discussed important risk factors in Item 1A on page 14 of its 2006 Form 10-K.
Note 1—Basis of Presentation and Significant Accounting Policies—Segment Information, page 6
2.	We read in your response to our prior comment 2 that your operating segments are your construction operating divisions. Please supplementally provide us with a list of your construction operating divisions, and help us to better understand what level of information this represents, e.g. metropolitan areas, individual communities, etc.

Response
The Company has 33 construction operating divisions, with each division located in a metropolitan area or a portion of a metropolitan area, that operate in 40 major markets in the U.S. and in France and manage more than 400 communities. The operating divisions are located in the following states: California, Arizona, Colorado, Florida, Georgia, Illinois, Indiana, Louisiana, Maryland, Nevada, New Mexico, North Carolina, South Carolina, Texas, and Virginia. Each of the Company’s homebuilding divisions has a president that implements the Chief Operating Decision Maker’s (CODM’s) directives for a number of communities. The CODM evaluates the performance of the Company’s homebuilding operations through the review of information that include various measures on a community, division, regional and consolidated basis. The reporting formats used depend on the operational issues being considered and the availability of information.
Communities
The Company’s homebuilding communities represent individual land positions within a market for which the land is or has been developed for the construction and subsequent sale of homes. Each community earns revenues primarily from the sale of single-family homes and incurs expenses associated with the acquisition and development of land, and construction of homes. On this basis, each community is considered an operating segment under paragraph 10 of SFAS No. 131. However, the Company would have had more than 400 operating segments, which would have exceeded the practical limit of operating segments as described in paragraph 24 of SFAS No. 131.
Divisions
Divisions are comprised of a number of communities and their related overhead in a certain geographic area. In certain areas, the Company may operate multiple divisions to manage the communities. Although certain information is provided to the CODM on a division-by-division basis, the information is primarily used to assess the performance of division presidents in following the Company’s operational business model and operating directives. Based on these factors, the Company’s divisions do not meet the definition of an operating segment.
Geographic Regions
The Company’s construction operations are grouped into five geographic regions that are used for the Company’s internal financial reporting and external segment reporting. Due to practical considerations, operating, economic, and other similarities between divisions and markets within major geographic regions, as well as the Company’s operating and reporting structure, the Company’s regions meet the definition of a segment in accordance with SFAS No. 131 and are the lowest level at which meaningful financial information could be presented without being overly detailed.
3.	You have proposed to aggregate your operating segments into five large regional reportable segments, including France, beginning in your November 30, 2006 Form 10-K. Your reportable segments appear to be based on general geographic proximity.

Considering the geographic nature of your business and the guidance of paragraph 24 of SFAS 131, we will not object to your presentation. However, we caution you that if two or more of your reportable segments appear to show similar economic characteristics, this should not be considered an indication that further levels of aggregation are appropriate. We remind you that this basic aggregation principle is applied at the operating segment level. We assume that your operating segments are considerably smaller than your reportable segments, as is common in the homebuilding industry. We also urge you to consider the following:
•	In each periodic report you should identify each component of your reportable segments. For example, each state represented in that segment;

•	To the extent that your involvement, or lack of involvement, in any smaller region would be helpful to users, you should disclose that fact. For example, if your Southeast region contains Florida, but it is only the city of Jacksonville, that may be important to an understanding of your involvement in Florida and the Southeast in general;

•	If practicable, you should provide revenue information by product type as required by paragraph 37 of SFAS 131, separately showing single family homes, multifamily homes, high rise condominiums, etc.; and

•	You should provide a robust MD&A that identifies and quantifies the activities and expected trends and uncertainties at regions below the reportable segment level, where such information is useful to an understanding of your operations.
Response
The Company has presented expanded segment disclosures in its 2006 Form 10-K in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information and the guidance provided in the Staff’s letter. The segment disclosures are provided in Note 18 to the Company’s consolidated financial statements on page 73-75 of the 2006 Form 10-K. The MD&A disclosures concerning the Company’s construction segment are located on pages 30-32 of 2006 Form 10-K.
Form 8-K filed November 13, 2006, as amended December 8, 2006
4.	We note your response to our prior comment 3. Based on your response and your Form 8-K disclosures, we understand that you plan to restate previously issued financial statements for errors in your accounting for grants of stock options to employees and that you have determined that your periodic filings for multiple periods contain materially inaccurate financial statements and related disclosures. Consideration should be given the following guidance as you consider how you will address these deficiencies in your periodic filings.

The Securities Exchange Act of 1934 requires KB Home to file reports with the Commission and to determine the accuracy and adequacy of the information you provide in them. Generally, previously filed reports containing financial statements determined to be materially misstated require amendment. However, since the restatement for errors in accounting for grants of stock options will affect a significant number of years, you have indicated that KB Home would be unduly burdened by amending all previously filed reports and that the filing of those numerous amendments could adversely impact the ability of a reader of your financial statements to easily and fully understand the impact of the restatement.

The staff of the Division of Corporation Finance will not raise further comment regarding the company’s need to amend prior Exchange Act filings to restate financial statements and related MD&A if, as proposed, the company amends its fiscal 2005 Form 10-K and includes in that amendment the comprehensive disclosure outlined below. In addition, you propose amending your Forms 10-Q previously filed for the first two quarters of fiscal 2006. If, as you have indicated, you fiscal 2006 Form 10-K is due to be filed within two weeks of the Form 10-K amendment that you would file in response to this guidance, we will not comment on the company’s need to amend or file prior Exchange Act filings to restate financial statements and related MD&A if your company includes the comprehensive disclosure outlined below in that fiscal 2006 Form 10-K, rather than including the comprehensive disclosure in an amendment to your fiscal 2005 Form 10-K. Your delinquent Form 10-Q for the third quarter of fiscal 2006 should also be filed.

In taking this position, we understand that you will include the following disclosure in your fiscal 2005 Form 10-K amendment (or your fiscal 2006 Form 10-K, as appropriate):
•	An explanatory note at the beginning of the fiscal 2005 Form 10-K amendment that discusses the reason for the amendment.

•	Selected Financial Data for the most recent five years as required by Item 301 of Regulation S-K, restated as necessary and with columns labeled “restated”.

•	Management’s Discussion and Analysis as required by Item 303 of Regulation S-K, based on the restated annual and quarterly financial information, explaining the company’s operating results, trends, and liquidity during each interim and annual period presented. Discussions relative to interim periods may be incorporated into the annual-period discussions or presented separately.

•	Audited annual financial statements for the most recent three years, restated as necessary and with columns labeled “restated.

•	If interim period information for the most recent two fiscal years as required by Item 302 of Regulation S-K is required to be restated, the information presented for the balance sheets and statements of income should be in a level of detail consistent with Regulation S-X Article 10-01 (a)(2) and (3), and appropriate portions of 10-01(b) and with columns labeled “restated”. Note that there is no need to present cash flow information as it is not required by Item 302.

•	Footnote disclosure reconciling previously filed annual and quarterly financial information to the restated financial information, on a line-by-line basis and for each material type of error separately, within and for the periods presented in the financial statements (audited), in selected financial data, and in the interim period information (see paragraph 26 of FASB Statement No. 154).

•	The disclosure referred to in the Chief Accountant’s September 19, 2006 letter that applies to your restatement (the letter can be found at http://www.sec.gov/info/accountants/staffletters/fei_aicpa091906.htm),

•	Audited financial statement footnote disclosure of the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings.

•	Audited financial statement footnote disclosure of the restated stock compensation cost in the following manner:
•	For the most recent three years: restated net income and compensation cost and pro forma disclosures, required by paragraph 45.c. of FASB Statement No. 123, Accounting for Stock-Based Compensation, as clarified and amended by FASB Statement No. 148, for each annual period presented in the financial statements for which the intrinsic value method of accounting in APB Opinion 25 was used, with columns labeled “restated” as appropriate.

•	For each annual period preceding the most recent three years: disclosure of the information required by paragraph 45.c.2 of FASB Statement No. 123, the restated stock compensation cost that should have been reported for each fiscal year. The total of the restated stock-based compensation cost should be reconciled to the disclosure of the cumulative adjustment to opening retained earnings. While the disclosure required by paragraph 45.c.2 is net of tax, material tax adjustments related to the accounting for stock-based compensation should also be disclosed by year. You may also elect to voluntarily provide the full restated information previously disclosed pursuant to paragraph 45.c. of FASB Statement No. 123, for each period prior to the most recent three years, either in the audited financial statement footnotes or elsewhere in the filing.
•	Appropriate revisions, if necessary, to previous disclosure under Items 9A and 9B:
•	As we discussed in “Staff Statement on Management’s Report on Internal Control Over Financial Reporting” (May 16, 2005) (available at http://www.sec.gov/spotlight/soxcomp.htm), in disclosing any material weaknesses that were identified as a result of the restatement and/or investigation, you should consider including in your disclosures: the nature of the material weaknesses, the impact on the financial reporting and the control environment, and management’s current plans, if any, for remediating the weakness. While there is no requirement for management to reassess or revise its original conclusion of the effectiveness of internal control over financial reporting, we note that you have concluded there was a material weakness in your internal control over financial reporting at November 30, 2005. Therefore, you should consider whether your original disclosures are still appropriate and should supplement your original disclosure to include any other material information that is necessary for such disclosures not to be misleading.

•	In light of the restatement and new facts discovered by management, including identification of a material weakness, also disclose the certifying officers’ conclusion that the company’s disclosure controls and procedures were not effective as of the end of the period covered by the amended filing.
•	In advising you that the staff of the Division of Corporation Finance will not raise further comment regarding the company’s need to amend prior Exchange Act filings to restate financial statements and related MD&A, it is important that we advise you that this guidance does not:

•	mean the Division of Corporation Finance will not comment on or require changes in your fiscal 2005 Form 10-K amendment or fiscal 2006 Form 10-K that includes the comprehensive disclosure we outlined above;

•	mean the Division of Corporation Finance has concluded that you or the company have complied with all applicable financial statement requirements;

•	mean the Division of Corporation Finance has concluded that the company has satisfied all rule and form eligibility standards under the Securities Act and the Exchange Act;

•	mean that the Division of Corporation Finance has concluded that the company is current in filing its Exchange Act reports;

•	mean that the Division of Corporation Finance has concluded that the company has complied with the reporting requirements of the Exchange Act

•	foreclose any action recommended by the Division of Enforcement with respect to the company’s disclosure, filings or failures to file under the Exchange Act; or

•	foreclose any action recommended by the Division of Enforcement under Section 304 of the Sarbanes-Oxley Act, Forfeiture of Certain Bonuses and Profits, with respect to the periods that the company’s financial statements require restatement, irrespective of whether the company amended the filings to include the restated financial statements.
Response
As a result of the independent review of its stock option grant practices, the Company restated prior year consolidated financial statements. Disclosure concerning the restatement is included in an Explanatory Note on pages 1-3 of the 2006 Form 10-K and in Note 2 to the consolidated financial statements on pages 53-57. The Company has also provided expanded disclosure under Items 9A and 9B on pages 91 and 92 of its 2006 Form 10-K describing the control weaknesses noted and the Company’s remediation plans. The Company believes its presentation and disclosure of the restatement are in compliance with the guidance provided in the Staff’s letter dated January 25, 2007.
*     *     *
The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company sincerely hopes that this letter appropriately responds to each of the staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4028.
Sincerely,

/s/ WILLIAM R. HOLLINGER

William R. Hollinger,
Senior Vice President and
     Chief Accounting Officer

cc:	Jennifer Thompson, Staff Accountant
John Hartz, Senior Assistant Chief Accountant
(U.S. Securities and Exchange Commission)

Domenico Cecere, Executive Vice President and Chief Financial Officer
(KB Home)